UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-6903

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TRINITY INDUSTRIES, INC.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

Financial Statements and
Supplemental Schedule
Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
As of December 31, 2010 and 2009 and for the Year Ended
December 31, 2010

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
Profit Sharing Plan Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Dallas, Texas
June 3, 2011

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Plan’s interest in Trinity Industries, Inc. Plan Master Trust	$167,505,196	$148,890,116

Receivables:
Participant contributions	360,272	315,058
Company contributions	7,867,302	7,235,880
Notes receivable from participants	8,961,627	8,895,041

	17,189,201	16,445,979

Total assets	184,694,397	165,336,095

Liabilities and Net Assets Available for Benefits
Excess contributions payable	130,667	398,423

Net assets available for benefits	$184,563,730	$164,937,672

See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Contributions:
Participant	$11,545,980
Company	7,872,618

19,418,598

Net investment income in Trinity Industries, Inc. Plan Master Trust	22,569,891
Transfers from other qualified plans	1,467,462
Interest income on participant loans	438,136
Other income	79,641

Total additions	43,973,728

Deductions
Benefits paid to participants	23,887,630
Administrative expenses	460,040

Total deductions	24,347,670

Net increase	19,626,058

Net assets available for benefits at beginning of year	164,937,672

Net assets available for benefits at end of year	$184,563,730

See accompanying notes to financial statements.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements
December 31, 2010
1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005, as amended, (the “Plan”) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored by Trinity Industries, Inc. (the “Company”).
Effective May 3, 2010, J.P. Morgan Retirement Plan Services (“Trustee”) is the Trustee of the Plan. Fidelity Management Trust Company (“Fidelity”) was the Trustee of the Plan prior to that date. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Plan Master Trust (the “Trinity Master Trust”) in which the Plan’s assets are commingled with assets of the McConway & Torley Profit Sharing Plan. The Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan also participated in the Trinity Master Trust until May 3, 2010, when both plans were merged into the Plan. The Company is the Plan Sponsor for each of the participating plans.
In January 2011, the Plan was amended, restated and renamed the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2011 (the “Restated Plan”). The Restated Plan incorporates all previous amendments to the Plan and also provides that employees of QEAS, Inc., a subsidiary of the Company, shall become eligible to participate in the Restated Plan on January 1, 2011.
Participation
Effective May 3, 2010, each employee of the Company is eligible to contribute to the Plan on the first day following the expiration of the sixty-day period that begins on the employee’s employment commencement date, and must meet the following additional requirements:
(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate in the Plan or to not participate in the Plan, is automatically enrolled in the Plan on the first day following the expiration of the sixty-day period that begins on the employee’s employment commencement date. Prior to May 3, 2010, employees were eligible and were automatically enrolled on the first day of the month following sixty days of eligible employment.
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. Each automatically-enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time. Participants who have attained age 50 before the end of the year are eligible to make catch up contributions.
For each plan year, the Company may make two contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. Company Matching Contributions may be made to participants eligible to receive the Company Matching Contribution if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (the “Board”) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)

Years of Service as of the End	Percentage of Company
of the Plan Year	Matching Contribution
Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%
The Company may contribute an Annual Retirement Contribution of up to three percent of the participating employees’ 401(k) eligible compensation. Eligible participants (as defined by the Plan) who are employed on December 31 of the Plan Year, may receive an Annual Retirement Contribution within the Plan in an amount equal to a percentage of such participant’s compensation for such year based on such participant’s years of service as follows:

Years of Service as of the	Percentage of Participant’s
End of the Plan Year	Compensation
0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%
Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2010 Plan year, the Company Matching Contribution was $3,509,275 (net of $179,000 of forfeitures) and the Annual Retirement Contribution was $4,358,027 (net of $216,000 of forfeitures).
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among 17 registered investment funds and Company common stock. If a participant is automatically enrolled, their contributions are invested in the JP Morgan Smart Retirement Fund that most closely matches their estimated retirement age.
Benefits
Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant’s contributions can be made only to meet immediate and heavy financial needs, as defined by the Plan and that qualify under section 165 of the Internal Revenue Code (the “Code”), as long as the funds are not available for such needs from other sources. No hardship withdrawals are allowed against the earnings on participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches age 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (the “Committee”), as defined by the Plan. If a participant’s employment is terminated, any outstanding loan balances must be repaid to the Plan or they will be considered to be in default, in which case the unpaid loan balance will be treated as a distribution to the Participant.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Percentage
Years of Service	Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65 or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.
The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the record keeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.
Company Stock Fund
The Plan invests in common stock of the Company through the Trinity Stock Fund. The Trinity Stock Fund may also hold cash or other short-term securities, although these are expected to be a

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
small percentage of the fund. The Company has implemented a dividend pass through election for its participants.
Effective February 1, 2010, the Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Each payroll period, a participant can direct up to a maximum of 25 percent of their contributions in the Company Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 25 percent of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (the “IRS”) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Reclassifications
Prior year balances described as Participant Loans have been reclassified as Notes Receivable from Participants in the accompanying Statement of Net Assets Available for Benefits to conform to the current year presentation.
Valuation of Investments
Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investments in common stock of the Company are stated at fair value based on quoted market prices. Cash equivalents include investments in money market funds valued at cost which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2011.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund were managed by affiliates of Fidelity as the predecessor trustee or the Trustee and therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.
3. Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. The three levels of inputs that may be used to measure fair values are listed below:
Level 1 — This level is defined as quoted prices in active markets for identical assets or liabilities. As of December 31, 2010, Level 1 assets held by the Plan are the Trinity Stock Fund and mutual funds.
Level 2 — This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. As of December 31, 2010, there are no Level 2 assets held by the Plan.
Level 3 — This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There are no Level 3 assets held by the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Fair Value Measurement (continued)
Assets of the Trinity Master Trust measured at fair value as of December 31, 2010 and 2009 on a recurring basis are summarized below:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
		(In millions)
Trinity Stock Fund (a)	$22.7	$—	$—	$22.7
Mutual Funds: (b)
Large Cap	44.9	—	—	44.8
Short-Term Investments	32.8	—	—	32.8
Lifecycle (c)	30.9	—	—	30.9
Fixed Income	15.7	—	—	15.7
Small and Mid Cap	12.8	—	—	12.8
Balanced	6.0	—	—	6.0
International equity	5.8	—	—	5.8

Total Trinity Master Trust assets at fair value	$171.6	$—	$—	$171.6

	December 31, 2009
	Level 1	Level 2	Level 3	Total
		(In millions)
Trinity Stock Fund (a)	$—	$16.3	$—	$16.3
Mutual Funds: (b)
Large Cap	42.2	—	—	42.2
Short-Term Investments	37.3	—	—	37.3
Lifecycle (c)	21.7	—	—	21.7
Fixed Income	16.4	—	—	16.4
Small and Mid Cap	9.8	—	—	9.8
Balanced	5.8	—	—	5.8
International equity	5.3	—	—	5.3

Total Trinity Master Trust assets at fair value	$138.5	$16.3	$—	$154.8

(a)	This category consists primarily of common stock of Trinity Industries, Inc. and is stated at fair value based on the quoted market price of the stock of the Company. Cash equivalents included in the Trinity Stock Fund were insignificant. As of May 3, 2010, the Trinity Stock Fund moved from Level 2 to Level 1 as a result of a change in valuation method made in conjunction with the change in trustees. The Trinity Stock Fund currently determines fair value based on the quoted market price of the Company common stock versus using net asset value per share in the prior year. There are currently no redemption restrictions on these investments.

(b)	There are currently no redemption restrictions on these investments. The fair values of the investments in these categories have been estimated using the net asset value per share.

(c)	Includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. The funds share the common goal of first growing and then later preserving principal.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Trinity Master Trust
Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan. Each participating plan’s interest in the investment funds (i.e. separate accounts) of the Trinity Master Trust is based on account balances of the participants and their elected investment funds. The fair value of the commingled investments of all participating plans in the Trinity Master Trust accounts at December 31, 2010 and 2009, and the percentage interests the Plan holds in each of the Trinity Master Trust accounts are summarized as follows:

	2010		2009
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Trinity Stock Fund	$22,731,863	98.7%	$16,288,819	98.6%

Mutual funds:
Dodge and Cox Stock Fund	5,271,863	97.4%	4,278,065	97.4%
Allianz NFJ Small Cap Value Fund	3,470,019	0.0%	2,758,357	100.0%
American Funds EuroPacific Growth Fund	5,767,179	97.5%	—	—%
Fidelity Balanced Fund	—	—%	5,757,054	90.4%
Fidelity Diversified International Fund	—	—%	5,266,601	97.1%
Fidelity Equity Income Fund	—	—%	178,941	0.0%
Fidelity Asset Manager Fund	—	—%	8,380	0.0%
Fidelity Asset Manager Growth Fund	—	—%	45,132	0.0%
Fidelity Asset Manager Income Fund	—	—%	29,171	0.0%
Fidelity Freedom Income Fund	—	—%	556,043	99.0%
Fidelity Freedom 2000 Fund	—	—%	429,247	98.6%
Fidelity Freedom 2010 Fund	—	—%	2,861,474	99.8%
Fidelity Freedom 2020 Fund	—	—%	6,494,091	99.9%
Fidelity Freedom 2030 Fund	—	—%	5,711,305	99.9%
Fidelity Freedom 2040 Fund	—	—%	4,459,093	99.9%
Fidelity Freedom 2050 Fund	—	—%	1,143,051	100.0%
Fidelity Government Income Fund	—	—%	16,340,660	96.6%
Fidelity Growth Company Fund	27,870,622	98.2%	25,457,986	96.2%
Fidelity Magellan Fund	306,641	100.0%	555,572	0.0%
Fidelity Retirement Money Market Portfolio	—	—%	37,333,561	95.5%
JP Morgan Equity Index Fund	16,590,678	97.4%	—	—%
JP Morgan Diversified Select Fund	6,047,460	90.2%	—	—%
JP Morgan Prime Money Market Fund	32,809,212	95.7%	—	—%
JP Morgan Small Cap Growth Fund	1,547,227	99.6%	—	—%
JP Morgan Smart Retirement Fund — 2010	3,530,062	99.8%	—	—%
JP Morgan Smart Retirement Fund — 2020	9,228,139	99.9%	—	—%
JP Morgan Smart Retirement Fund — 2030	8,568,911	99.9%	—	—%
JP Morgan Smart Retirement Fund — 2040	6,464,616	99.9%	—	—%
JP Morgan Smart Retirement Fund — 2050	1,920,231	100.0%	—	—%
JP Morgan Smart Retirement Income Fund	1,202,798	99.0%	—	—%
MSI Core Plus Fixed Income Portfolio — Advisor Class	—	—%	89,067	0.0%
MSI Small Company Growth Portfolio — Class B	—	—%	885,949	99.3%
Perkins Mid Cap Value Fund	2,526,444	99.5%	1,862,022	100.0%
PIMCO Total Return Fund	15,711,091	96.8%	—	—%
Spartan U.S. Equity Index Fund — Investor Class	—	—%	15,982,145	95.8%
Templeton Foreign Fund — Class A	—	—%	36,597	0.0%

	$171,565,056		$154,808,383

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Trinity Master Trust (continued)
Net investment income (loss) of the Trinity Master Trust accounts for the year ended December 31, 2010, and the Plan’s share of net investment income (loss) of each Trinity Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation)			Share in Net
	in Fair Value of	Interest and	Net Investment	Investment Income
	Investments	Dividends	Income (Loss)	(Loss)

Trinity Stock Fund	$8,160,474	$140,890	$8,301,364	99.2%

Mutual funds:
Dodge and Cox Stock Fund	509,572	56,015	565,587	99.4%
Allianz NFJ Small Cap Value Fund	637,350	53,668	691,018	100.0%
American Funds EuroPacific Growth Fund	398,716	78,215	476,931	98.9%
Fidelity Balanced Fund	334,562	29,767	364,329	90.5%
Fidelity Diversified International Fund	(31,548)	—	(31,548)	95.8%
Fidelity Equity Income Fund	14,947	642	15,589	0.0%
Fidelity Asset Manager Fund	375	31	406	0.0%
Fidelity Asset Manager Growth Fund	2,337	—	2,337	0.0%
Fidelity Asset Manager Income Fund	864	124	988	0.0%
Fidelity Freedom Income Fund	23,891	2,992	26,883	99.3%
Fidelity Freedom 2000 Fund	15,026	—	15,026	98.7%
Fidelity Freedom 2010 Fund	144,768	—	144,768	99.8%
Fidelity Freedom 2020 Fund	393,910	—	393,910	99.9%
Fidelity Freedom 2030 Fund	394,708	—	394,708	99.9%
Fidelity Freedom 2040 Fund	315,843	—	315,843	99.9%
Fidelity Freedom 2050 Fund	88,933	—	88,933	100.0%
Fidelity Government Income Fund	211,099	132,546	343,645	96.5%
Fidelity Growth Company Fund	4,881,046	988	4,882,034	98.6%
Fidelity Magellan Fund	34,284	2,669	36,953	25.7%
Fidelity Retirement Money Market Portfolio	—	1,732	1,732	95.4%
JP Morgan Equity Index Fund	856,151	—	856,151	102.8%
JP Morgan Diversified Select Fund	249,238	101,171	350,409	99.5%
JP Morgan Prime Money Market Fund	—	2,820	2,820	97.6%
JP Morgan Small Cap Growth Fund	188,655	—	188,655	100.1%
JP Morgan Smart Retirement Fund — 2010	136,758	73,740	210,498	99.9%
JP Morgan Smart Retirement Fund — 2020	490,412	169,559	659,971	100.0%
JP Morgan Smart Retirement Fund — 2030	561,986	137,368	699,354	100.0%
JP Morgan Smart Retirement Fund — 2040	412,494	97,853	510,347	100.0%
JP Morgan Smart Retirement Fund — 2050	92,693	59,434	152,127	100.0%
JP Morgan Smart Retirement Income Fund	42,229	25,011	67,240	99.5%
MSI Core Plus Fixed Income Portfolio — Advisor Class	1,792	608	2,400	0.0%
MSI Small Company Growth Portfolio — Class B	49,033	—	49,033	99.4%
Perkins Mid Cap Value Fund	294,593	16,757	311,350	99.8%
PIMCO Total Return Fund	(354,428)	1,000,316	645,888	95.9%
Spartan U.S. Equity Index Fund — Investor Class	1,058,039	66,971	1,125,010	95.8%
Templeton Foreign Fund — Class A	(470)	—	(470)	0.0%
The Trinity Master Trust provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Trinity Master Trust (continued)
level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In January, 2011, the Plan requested an update from the IRS to its determination letter.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
6. Plan Mergers
Effective May 3, 2010 the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan were merged into the Plan. The assets transferred to the Plan are reflected on the statement of changes in net assets available for benefits as transfers from other qualified plans.
7. Subsequent Events
On February 1, 2011, net assets of the Quixote Corporation Incentive Savings Plan were merged into the Plan, resulting in an increase of $12,626,108 in assets to the Plan.
On April 29, 2011, net assets of the McConway & Torley Profit Sharing Plan were merged into the Plan, resulting in an increase of $4,492,500 in assets to the Plan.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN: 75-0225040 Plan #: 029
December 31, 2010

	(b)	(c)
	Identity of Issue,	Description of Investment, Including
	Borrower, Lessor, or	Maturity Date, Rate of Interest, Collateral,	(e)
(a)	Similar Party	Par or Maturity Value	Current Value

*	Loans to participants	Interest rates from 3.25% to 10.50%	$8,961,627

*	Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/ William A. McWhirter II
William A. McWhirter II
Member, Profit Sharing Plan Committee June 3, 2011

/s/ James E. Perry
James E. Perry
Member, Profit Sharing Plan Committee June 3, 2011

/s/ Gail M. Peck
Gail M. Peck
Member, Profit Sharing Plan Committee June 3, 2011

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	21